6/4.



03022615

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dofasco Inc.



*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3226 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

82-3226

ANNUAL INFORMATION FORM

ARIS
12-31-02

DOFASCO INC.

MAY 2, 2003

TABLE OF CONTENTS

The information in this Annual Information Form is disclosed as at May 2, 2003, unless otherwise indicated and except for information contained in portions of documents that are incorporated by reference in this Annual Information Form which are dated as of a different date.

This Annual Information Form may contain or incorporate by reference forward-looking statements about the Corporation's objectives, strategies, financial position and results of operations and businesses. These statements are forward-looking because they are based on assumptions about future economic conditions and courses of action. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. The Corporation assumes no obligation to update any forward-looking statements.

INCORPORATION

Dofasco Inc. ("Dofasco" or the "Corporation") was incorporated under the laws of Canada by letters patent dated May 15, 1917 and was continued under the Canada Business Corporations Act in 1980, at which time the Corporation's name was changed from Dominion Foundries and Steel, Limited to its present name.

Dofasco has five wholly owned operating subsidiaries: Dofasco USA Inc., Dofasco Marion Inc., Powerlasers Limited, Powerlasers Corporation and Dofasco de México, S.A. de C.V. Dofasco USA Inc. and Dofasco Marion Inc. are incorporated under the laws of the State of Delaware USA. Powerlasers Limited is incorporated under the laws of the Province of Ontario. Powerlasers Corporation is incorporated under the laws of the State of Michigan. Dofasco de México, S.A. de C.V. is incorporated under the laws of Mexico.

BUSINESS

Dofasco

Dofasco is one of Canada's largest integrated steelmakers. Raw steel production in 2002 totalled 4,835,000 net tons of which 4,122,000 net tons were produced in Canada representing approximately 23.5% of total Canadian steel production.* In addition, Dofasco processed 635,000 net tons of purchased semi-finished steel through its finishing facilities. Steelmaking facilities are located at Dofasco's Hamilton, Ontario plant and at its 50% owned minimill facility, Gallatin Steel Company, located in Gallatin County, Kentucky. Products produced by Dofasco and its steel related joint ventures and subsidiaries include: flat rolled steels (both hot and cold rolled); galvanized, Extragal™ and Galvalume™ steel; prepainted steel; tinplate and chromium coated steels in coils, cut lengths and strip; welded pipe and tubular steels and laser welded steel blanks.

Dofasco has ownership interests in companies which mine and process iron ore for use in Dofasco's steelmaking operations and for sale to other steelmaking users.

Hamilton Operations

Facilities

Dofasco's steelmaking plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant includes the following major production facilities:

- two ore and coal unloading bridges, ore and coal docks, storage yards and handling equipment

---

* Source: Statistics Canada, Catalogue 41-001.

TM Extragal is a registered Canadian trademark of Sollac, France
TM Galvalume is a Dofasco Inc. trademark in Canada, and a registered trademark of BIEC International Inc. in the United States

- three blast furnaces, of which two are currently operating (sufficient to support KOBM steelmaking of 2,700,000 net tons of raw steel annually)
- three coke plants with a total of 246 coke ovens capable of producing 1,096,000 net tons of coke annually
- one basic oxygen steelmaking plant comprised of one basic oxygen furnace converted to K-OBM (equipped with bottom blowing) and related facilities, with an annual steelmaking design capacity of approximately 2,700,000 net tons of raw steel
- one twin shell electric arc furnace with an annual design capacity of 1,350,000 net tons of raw steel
- two ladle metallurgy stations associated with steelmaking
- a two-strand slab caster having an annual design capacity of 2,700,000 net tons
- a single strand slab caster having an annual design capacity of 1,350,000 net tons
- a hot strip rolling mill consisting of 2 walking beam type slab reheat furnaces, one 2-high reversing 72" roughing mill with attached edgers, table covers, edge heater, an automated crop shear, one 4-high 7-stand 68" tandem hot strip finishing mill and three coilers
- slitting facilities for hot rolled steel
- one cold rolling mill complex consisting of a coupled pickling line and tandem cold rolling mill having an annual design capacity of 1,200,000 net tons
- three continuous pickle lines, one electrolytic cleaning line, and shearing, coiling, slitting, rewind and inspection equipment related to the cold mills
- a 1-stand 66" reversing cold rolling mill
- a 5-stand 56" tandem cold rolling mill
- a 5-stand 72" tandem cold rolling mill
- two 1-stand and two 2-stand temper mills
- three continuous annealing lines, 140 conventional and 16 high hydrogen bases for batch annealing and 16 bases for open coil annealing
- five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal ™ steel (this line is 80% owned by Dofasco)
- one continuous electrolytic tinning line, one continuous electrolytic tinning and chromium coating line, one coil preparation line and a tin plate packaging line
- two tube mills capable of producing 280,000 tons of steel tubular products from two inches to six and five-eighths inches in outside diameter, and incorporating high frequency solid state induction welding

- Non-metallurgical commodity production, environmental control and utility supply equipment including the following:
  - 2 high pressure boiler plants that house 8 large high pressure boilers for steam generation (6 in service)
  - pumphouses that include 8 turbine and 6 electric motor drive centrifugal pumps for baywater supply

entered into forward price contracts in respect of a portion of its requirements to hedge the cost of electricity.

Land

Dofasco owns approximately 735 acres of land at the Hamilton steel plant, as well as 22 acres of storage space in Stoney Creek, Ontario, a 1-1/2 acre trades training facility in Burlington, Ontario and a 100 acre employee recreation, education and meeting facility in Stoney Creek, Ontario.

Research and Technology

Dofasco's research activities are predominately focused on the preparation and improved utilization of steelmaking raw materials, the development and improvement of steelmaking processes and products, and the development of new types of steel to suit customers' needs. Emphasis is also given to assisting plant operating departments to reach productivity, cost reduction and quality goals and to providing technical assistance to Dofasco's customers.

It has been Dofasco's practice to supplement its own research with new technology from other sources, such as collaborative development programs with industry and with academic institutions, in order to reduce development time and improve product quality and the efficiency and profitability of operations. Dofasco is also engaged in joint research projects with related research and development consortia and universities to enhance Dofasco's quality and cost control capabilities.

Dofasco financially supports two research chairs at McMaster University in Hamilton, Ontario, one for research and development in process metallurgy and a second research chair in process automation and information technology. Dofasco also supports a research chair at the University of British Columbia for research and development in advanced steel processing.

Environmental Control

Dofasco has undertaken comprehensive programs designed to reduce any adverse environmental impact of its operations and with the object of meeting or exceeding the standards of the Ontario Ministry of Environment and Environment Canada, for both existing facilities and new installations. Dofasco is also actively involved in private and public sector environmental and economic studies and discussions on future regulatory goals and directions. For the 10 years ended December 31, 2002, expenditures for installation, modification and operation of pollution abatement equipment were approximately $507 million. It is Dofasco's policy to incorporate into its new facilities the best practical environmental controls available.

Since November 1997, Dofasco continued to make significant progress in meeting or exceeding the commitments made under the Environmental Management Agreement with Environment Canada and Ontario's Ministry of Environment, which provides for continuous improvement and the establishment of targets for air quality, water quality, waste management, community activities and energy usage.

Employee Relations

Dofasco's Hamilton steel plant had approximately 7,560 employees at December 31, 2002, all of whom were employed in non-union operations. Dofasco's employee relations policies are designed to achieve and maintain good relations between Dofasco and its employees. Employee benefits include extensive medical and dental coverage and life and disability insurance. Pension and profit sharing benefits are provided under the Dofasco Employees' Savings and Profit Sharing Funds, the Dofasco Employees' Deferred Profit Sharing Plan and the Dofasco Supplementary Retirement Income Plan. The Corporation also provides post-employment benefits to qualified employees and their surviving spouses.

- 4 turboblowers for Cold Blast Production (2 in use on a rotating basis)
- 9 major compressor installations with a total of 48 compressors for compression of air, nitrogen, and natural gas
- 2 Cold Mill Waste Water Treatment Plants
- 2 Hydrochloric Acid Regeneration Plants and 1 associated water treatment plant
- 2 Primary Water Treatment Plants
- 2 230 KV Sub-Stations
- Distribution system infrastructure (piperacks, piping & cables)

Raw Materials

As an integrated steel producer, Dofasco produces finished flat rolled and tubular steel products from basic raw materials such as iron ore, coal, scrap and flux.

The majority of Dofasco's requirements for iron ore are provided in pellet form from mines and associated pelletizing plants in which Dofasco has ownership interests, including Quebec Cartier Mining Company ("QCM") in which Dofasco has a 50% interest and Wabush Mines, a joint venture in which Dofasco has an ownership interest of 28.6%. Dofasco also purchases some iron ore from the Iron Ore Company of Canada ("IOC").

Dofasco has a purchase contract with QCM, expiring in 2006 with the right of Dofasco to renegotiate in 2004, for 1,900,000 metric tons of iron ore pellets annually. Dofasco also purchases pellets under purchase contracts with IOC, expiring in 2004, that obligate Dofasco to purchase approximately 295,000 gross tons of pellets per year.

Dofasco is obligated to pay its proportionate share of Wabush Mines' operating costs and is entitled to receive the same percentage of its pellet production. Dofasco's share of production is expected to be about 1,100,000 gross tons of pellets per year.

These ownership interests and purchase agreements are expected to provide almost all of the pellets required by Dofasco for 2003 steelmaking operations. Based on proven resources and on expected average annual mine production levels, it is estimated production can continue for approximately 40 years at QCM, and for approximately 35 years at Wabush Mines. However, the economic life of any mine depends not only upon the quantity of ore reserves, but also upon domestic and international cost factors. Accordingly, mining plans and expected production levels may be changed from time to time, thereby producing expected mine lives either shorter or longer than those stated above.

Dofasco's requirements for metallurgical coking coal are obtained from sources located in Canada and the United States. Dofasco's purchases of low and high volatile coal for 2003 will be provided under annual contracts.

Dofasco's scrap requirements are secured on a spot basis from sources located predominantly in southern Ontario.

All of Dofasco's requirements of dolomitic lime, dolomite, high calcium burnt lime and limestone are expected to be obtained under a three year purchase agreement currently being finalized with Carmeuse North America.

All of Dofasco's requirements of Zinc are obtained under a purchase agreement with Noranda Inc. which expires in 2003.

There are alternative sources of supply for Dofasco's raw materials, but there may be higher transportation costs associated with other sources. Dofasco is dependent upon Air Liquide Canada Inc. for its supply of industrial gases. Air Liquide maintains multiple plants in Hamilton with excess capacity, including back-up vaporization capacity as a means to mitigate risk of supply interruption.

Products, Markets and Sales

Steel products produced by Dofasco and its affiliates and their principal applications are as follows:

Products	Principal Applications
hot rolled sheet and coil	automotive; hot water tanks; construction and agricultural applications; general fabrication; pipe and tubing for structural, mechanical, and oil and gas related applications
cold rolled sheet and coil	automotive; appliances; containers; mechanical tubing; motor laminations; steel strapping; miscellaneous roll formed and stamped applications; and feedstock for coated products
tin mill black plate	above ground pool walls; ceiling grids
tinplate and chromium coated steel	containers for food; crowns; closures; aerosol containers; and oil filters
galvanized sheet and coil	various automotive applications; roofing and siding; highway and drainage products; appliance and agricultural industries; tubing; and steel framing
Galvalume^{TM} sheet and coil	roofing and siding; quonset buildings; tubing; appliances; and miscellaneous automotive applications
Extragal^{TM}	automotive – outer body panels
vitreous enameling sheet and coil	appliances and architectural applications
prepainted steel	architectural, industrial, farm and residential roofing and siding; appliances and miscellaneous residential applications (eg. doors and swimming pools) and automotive parts
steel tubular products	tube for automotive applications
laser welded blanks	automotive components
laser welding equipment	manufacturing of laser welded blanks, other automotive parts and automotive assembly joining processes
Zyplex^{TM}	truck trailer components

Flat rolled steel products produced by Dofasco are sold from a sales office located in Hamilton, Ontario, and through Dofasco USA Inc. in Southfield, Michigan. Export sales to countries other than the United States (other than sales to Dofasco de México) are primarily made to traders for resale to customers. During 2002, steel shipments by Dofasco were 4,827,000 net tons.

Sales within Canada accounted for 68.8% of consolidated revenues in 2002.

Galvanized (including Galvalume™) and hot rolled products accounted for 40.9% and 23.2% (2001 – 41.9% and 21.8%), respectively, of consolidated revenues in 2002.

There are no customers which account for 10% or more of consolidated revenues.

Other Business and Investments

Baycoat, a limited partnership

Baycoat, a limited partnership (50% owned), operates a coil coating facility located in Hamilton, Ontario, with a design capacity of approximately 300,000 tons per year. Baycoat applies a variety of high technology paint finishes to flat rolled steel, for use in prepainted construction, appliance and other applications. At December 31, 2002, Baycoat had about 230 employees, all of whom were employed in non-union operations.

DNN Galvanizing Limited Partnership

DNN Galvanizing Limited Partnership (50% owned), operates a hot dip galvanizing facility at Windsor, Ontario, with a design capacity of 400,000 tons a year of coated steel products suitable for exposed automotive applications and other demanding end uses. Dofasco is entitled to 50% of available line time on the facility. As at December 31, 2002, about 90 people were employed at DNN's non-union operations.

Dofasco de México, S.A. de C.V.

Dofasco de México S.A. de C.V. (100% owned) operates a manufacturing and steel processing facility in Monterrey, Mexico, which produces large diameter steel tubing for automotive hydroforming applications and will meet additional steel processing needs in the Monterrey region, with a design capacity of 150,000 tons of steel tubing per year. As at December 31, 2002, about 160 people were employed.

Dofasco Marion Inc.

On September 11, 2002, Dofasco Marion Inc. (100% owned) purchased substantially all of the assets of an advanced automotive and tubular manufacturing and processing facility, formerly operated by LTV Copperweld in Marion, Ohio. The facility includes two tube mills capable of producing up to 150,000 tons of tube per year. As at December 31, 2002, about 90 people were employed. The hourly employees of Dofasco Marion are represented by the United Steelworkers of America, Local 1949 and are covered under a collective agreement which expires September 30, 2007.

Dofasco USA Inc.

Dofasco USA Inc. (100% owned) arranges for the sale, processing and distribution of both steel and steelmaking by-products in the United States markets. As at December 31, 2002, Dofasco USA employed 10 people.

DoSol Galva Limited Partnership

DoSol Galva Limited Partnership ("DSG") (80% owned) operates a hot dip galvanizing facility at Hamilton, Ontario, with a design capacity of 450,000 tons a year based on the current product mix of coated steel products suitable for exposed automotive applications and other demanding end uses. Dofasco is responsible for managing and operating the DSG galvanizing line, for supplying at least 80% of DSG's steel substrate requirements, and for marketing all DSG products.

Gallatin Steel Company

Gallatin Steel Company (50% owned) operates an electric arc furnace, thin slab caster and hot rolling facility in Gallatin County, Kentucky. The minimill facility has a design capacity to produce 1,200,000 tons of hot rolled steel per year. Gallatin employed about 410 people in its non-union operations at December 31, 2002.

Ivara Corporation

Ivara Corporation (27% owned on a fully diluted basis) is an Ontario-based provider of advanced maintenance software and services. As at December 31, 2002, about 50 people were employed by Ivara.

Powerlasers Limited and Powerlasers Corporation

Powerlasers Limited and Powerlasers Corporation (100% owned) are full-service suppliers of laser welded blanks with manufacturing facilities in Concord, Ontario and Pioneer, Ohio, as well as an Advanced Technology Centre in Kitchener, Ontario dedicated to the research, development and manufacture of leading-edge laser welding technology for commercial applications. As at December 31, 2002, Powerlasers Limited and Powerlasers Corporation employed about 190 people.

Quebec Cartier Mining Company

QCM (50% owned) is one of Canada's largest iron ore producers. Located in Fermont and Port Cartier, Quebec, its annual iron ore concentrate production capacity is approximately 16,000,000 metric tonnes but expects to operate in the 12,000,000 to 14,000,000 metric ton range of which about 8,500,000 will be in pellet form.

At December 31, 2002, about 1,910 people were employed at the operations. The majority of its hourly employees are represented by the United Steelworkers of America.

At March 31, 2003, QCM was in breach of certain of the financial covenants of its long-term debt agreements. As per the debt agreements, the lenders may now request payment upon demand. Consequently, QCM's bank term loan of $41.5 million was classified as a current liability on Dofasco's consolidated balance sheet.

In December 2002, Dofasco and CAEMI of Brazil, each 50% shareholders of QCM, reached an agreement in principle with the Quebec government and related agencies to undertake a significant capital restructuring of QCM. This restructuring is designed to fund the further development of the mine and allow QCM to execute a multi-year mining plan. The final agreements, which are still being negotiated, will be subject to various conditions, including appropriate arrangements being made with QCM's lenders and other stakeholders. It is anticipated that the finalized agreement will provide for contributions of new capital to QCM by third parties that will significantly reduce Dofasco's ownership position in QCM. Dofasco is continuing to proportionately consolidate the results of QCM until the restructuring takes place.

As part of the restructuring, QCM undertook an assessment of the carrying value of its fixed and other capital assets. This resulted in QCM recording an asset impairment writedown at the end of 2002. Dofasco's share of this writedown was reflected in Dofasco's consolidated financial statements. The carrying value of Dofasco's investment in QCM at March 31, 2003 was $30.6 million. Dofasco also had letters of credit outstanding in support of QCM's credit facility and equipment leases totalling $32 million. The amount, if any, of a reduction in the carrying value of Dofasco's investment upon completion of the restructuring or if QCM is unable to continue as a going concern, is not determinable at the present time.

Sorevco and Company Limited

Sorevco and Company Limited (50% owned) operates a galvanizing facility near Montreal, Quebec having an annual design production capacity of 180,000 tons of hot dip galvanized products.

Sorevco employed about 70 people at December 31, 2002, the majority of whom are represented by the United Steelworkers of America, Local 9324 union and are covered under a collective agreement which expires on October 31, 2003.

Vega do Sul

In 2000 Dofasco announced that it was considering acquiring a minority interest in Vega do Sul, an Extragal™ facility to be built in Brazil. A final decision regarding Dofasco's participation in this venture may be made in 2003.

Wabush Mines

Wabush Mines (28.6% owned) is an unincorporated joint venture that produces approximately 6,250,000 metric tonnes of iron ore annually. Wabush Mines employed approximately 710 people as at December 31, 2002, the majority of whom are represented by the United Steelworkers of America under a collective agreement which expires on March 1, 2004.

Capital Expenditures

The estimated amount required to complete all authorized capital projects was $578.4 million at December 31, 2002, consisting of a variety of projects, including the Finishing Division Improvement Program and the rebuild of the No. 2 Blast Furnace.

Shareholder Protection Rights Plan

On May 4, 2001, the shareholders of the Corporation approved a new shareholder rights plan (the "Rights Agreement") which replaced a shareholder rights plan adopted by the shareholders of the Corporation on May 1, 1998. On adoption of the Rights Agreement, the Board of Directors of the Corporation authorized the issue on March 2, 2001 (the "Record Date") of one right in respect of each outstanding common share of Dofasco. One right will also be issued in respect of each common share issued after the Record Date but prior to the separation time of the rights as defined in the Rights Agreement. The rights are not exercisable until the separation time, and until such time, the rights will be evidenced by the certificate representing the associated common shares and transferred with them. After the separation time, the rights will become exercisable and will trade separately from the associated common shares. The separation time occurs on the 10th trading day (or such later date as the Board of Directors determines) after a person has acquired, or commences a bid to acquire (otherwise than through a "permitted bid" or a "competing permitted bid", as each of such terms is defined in the Rights Agreement) 20% or more of the voting shares of the Corporation. The Rights Agreement will remain in effect until the close of the Corporation's annual meeting of shareholders in 2004 unless earlier terminated.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Consolidated financial results for each of the last three fiscal years are summarized in the following tables:

	Fiscal Year ended December 31 ($ in millions except per share data)		
	2002	2001*	2000
Sales	3,583.7	2,962.5	3,201.1
Net income	122.8	40.3	188.7
Net income attributable to common shares	122.2	39.7	188.1
Total assets	3,585.1	3,524.1	3,523.6
Long term liabilities			
Long term debt	499.2	643.2	597.9
Accruals for:			
Other long-term liabilities	18.2	12.6	44.3
Employee non-pension benefits	378.9	344.3	326.1
Total long term liabilities	896.9	1,000.1	968.3
Redeemable preferred shares	11.6	11.9	12.1
Dividends declared per common share	1.08	1.08	1.06
Earnings per common share			
- basic	1.63	.53	2.47
- fully diluted	1.62	.53	2.46

* Restated for change in method of accounting for Blast Furnace relines

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

There are hereby incorporated by reference as part of this Annual Information Form:

- the text appearing at pages 42 to 52 of Dofasco's 2002 Annual Report under the caption "Management's Discussion and Analysis"
- Dofasco's Consolidated Financial Statements and notes thereto appearing at pages 56 to 64 of Dofasco's 2002 Annual Report
- the text appearing at pages 1 to 3 of Dofasco's Report to Shareholders and Interim Consolidated Financial Statements for the period ended March 31, 2003 under the caption "Management's Discussion and Analysis".

The discussion of Dofasco's financial condition and results of operations for 2001 and 2002 and outlook for 2002 contained in such textual material should be read in conjunction with such Consolidated Financial Statements including the notes thereto.

MARKET FOR SECURITIES OF DOFASCO

Dofasco's Common Shares and 4-3/4% Cumulative Redeemable Preferred Shares Series A are listed on the Toronto Stock Exchange.

DIVIDENDS

The Corporation's Board of Directors recognizes the importance of providing shareholders with a return on their investment in appropriate circumstances. The Corporation has historically paid dividends quarterly on its outstanding shares but has no fixed policy.

DIRECTORS AND OFFICERS

Directors

Name and Address	Principal Occupation	Director Since
Sylvia Dolores Chrominska [1,3] Toronto, Ontario	Executive Vice President, Human Resources The Bank of Nova Scotia (banking)	2000
William Edwin Coyne [3,4] Naples. Florida	Corporate Director (formerly Senior Vice President, Research and Development, 3M (manufacturing)	1997
Roger Graham Doe, Q.C. [2,3] Port Perry, Ontario	Corporate Director (formerly Counsel, Fasken Campbell Godfrey – now Fasken Martineau DuMoulin LLP (solicitors))	1975
William Albert Etherington [3,4] Toronto, Ontario	Corporate Director (formerly Senior Vice President and Group Executive, Sales and Distribution, IBM) (technology)	2002
Dezsö Joseph Horváth [1,4] Toronto, Ontario	Dean & Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University (education)	1995
Frank Henderson Logan [1,2] Toronto, Ontario	Corporate Director & Consultant (formerly Director & Managing Director, Hatch group) (engineering services)	1976
Brian Frederick MacNeill [1,2,3,4] Calgary, Alberta (Chair of the Board)	Chairman, Petro-Canada (formerly President and Chief Executive Officer Enbridge Inc. (energy and transportation services)	2000
Peter Charles Maurice [1,2] London, Ontario	Corporate Director (formerly President and Chief Executive Officer, CT Financial Services Inc.) (financial services)	1993
Thomas Charles O'Neill [1,4] Toronto, Ontario	Corporate Director (formerly Chairman, PwC Consulting) (business consulting)	2003
Donald Allison Pether Dundas, Ontario	President and Chief Executive Officer Dofasco Inc. (formerly President and Chief Operating Officer)	2002

Dofasco does not have an Executive Committee, and as required, has an Audit Committee.

[1] Member of the Audit Committee

[2] Member of the Nominating and Corporate Governance Committee

[3] Member of the Human Resources Committee

[4] Member of the Environment, Health and Safety Committee

At the Annual Meeting of Shareholders held on Friday, May 2, 2003 the above individuals were elected to serve as directors until the next annual meeting of shareholders or until their successors are elected or appointed in accordance with the by-laws.

Officers

Name and Address	Principal Occupation
Brian Frederick MacNeill Calgary, Alberta	Chair of the Board (formerly Lead Director)
Donald Allison Pether Dundas, Ontario	President and Chief Executive Officer (formerly President and Chief Operating Officer)
Lloyd Allen Root Stoney Creek, Ontario	Executive Vice President and Chief Operating Officer (formerly Vice President – Commercial)
Walter William Bilenki Oakville, Ontario	Vice President - Finance (formerly President, Powerlasers Limited)
Joan Margaret Harrigan Weppler Toronto, Ontario	Vice President - Corporate Administration and General Counsel
John Norman Lockington Burlington, Ontario	Vice President - Technology
David Salvatore Borsellino Carlisle, Ontario	Vice President - Manufacturing
Brian Edward Aranha Hamilton, Ontario	Vice President - Commercial (formerly Director, Automotive Business)
Urmas Soomet Burlington, Ontario	Secretary
Robert William Nuttall Mt. Hope, Ontario	Comptroller (formerly Assistant to the Treasurer)
Raymond P. d'Andrade Ancaster, Ontario	Treasurer (formerly Director, Corporate Administration)

All of the directors and officers have, for the past five years, held the principal occupations shown above, or other positions with the indicated entities, except where otherwise indicated. In addition, Mr. Maurice was a director of Silcorp Limited at the time that it made arrangements with its creditors under the Companies Creditors Arrangement Act.

The directors and senior officers as a group beneficially own, directly or indirectly, or exercise control or direction over less than 1% of Dofasco's voting securities.

ADDITIONAL INFORMATION

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders and material transactions, where applicable, is contained in the Corporation's Management Proxy Circular prepared for the annual meeting of shareholders to be held on May 2, 2003. Additional financial information is provided in the Corporation's Consolidated Financial Statements for its year ended December 31, 2002 contained in the Corporation's 2002 Annual Report. A copy of this Annual Information Form, together with any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form, the Corporation's 2002 Annual Report containing the

Corporation's Consolidated Financial Statements for its year ended December 31, 2002 and any interim financial statements released by the Corporation for any period after the its most recently completed financial year, and the Corporation's Management Proxy Circular prepared for the annual meeting of shareholders to be held on May 2, 2003, may be obtained upon request from the Secretary, Dofasco Inc., 1330 Burlington Street East, Hamilton, Ontario L8N 3J5.

At any time while the securities of the Corporation are in the course of a distribution, the Secretary of the Corporation will provide any person, upon request, with a copy of: (i) this annual information form; (ii) the Corporation's most recent annual report containing the audited consolidated financial statements of the Corporation for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Corporation subsequent to the financial statements for the most recently completed fiscal year; (iv) the management proxy circular for the most recent annual meeting of shareholders involving the election of directors; and (iv) any other document incorporated by reference into the preliminary short form prospectus or the (final) short form prospectus filed in connection with such distribution of securities.